UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

iPass Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

42621V108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the Schedule 13D filed on May 23, 2005, as amended on August 5, 2005, November 9, 2005, February 6, 2006, May 16, 2006, June 26, 2006, August 1, 2006, August 15, 2006, September 28, 2006, October 10, 2006 and January 12, 2007 (the “Amended Schedule 13D”), by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $.001 par value per share (“Common Shares”), of iPass Inc., a Delaware corporation (“iPass”). Capitalized terms used and not defined in this Amendment No. 11 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On February 20, 2007, the Reporting Persons entered into an agreement with iPass, pursuant to which iPass agreed to increase the number of authorized members of the iPass Board of Directors to nine. iPass also agreed to appoint Michael J. McConnell and Peter C. Clapman to fill the two newly-created seats on the Board, effective as of February 21, 2006.

Mr. McConnell is a Managing Director of Shamrock Capital Advisors, Inc., the investment manager for the Shamrock Activist Value Fund. Mr. Clapman recently retired as Senior Vice President & Chief Counsel for TIAA-CREF and is currently on the Advisory Panel of the General Partner.

Pursuant to the agreement with iPass, for so long as the Reporting Persons continue to own not less than 3.5% of the outstanding iPass Common Stock, the Reporting Persons have the right to have one person designated by SAVF included in the Board’s slate nominated for election to the Board. Additionally, for so long as the Reporting Persons continue to own not less than 10% of the outstanding iPass Common Stock, the Reporting Persons have the right to have a second person designated by SAVF included in the Board’s slate nominated for election to the Board.

In accordance with the agreement with iPass, for so long as the Reporting Persons have at least one designee serving as a member of the Board, the Reporting Persons (i) will vote all of the shares they own in support of each slate of directors nominated by the Board, (ii) will not propose any candidate for election as a director of iPass except as provided in the agreement, and (iii) will not publicly propose any proxy resolutions for approval by iPass stockholders. The Reporting Persons are not precluded from proposing stockholder resolutions or suggesting Director nominees to the Board or Committees thereof.

Pursuant to the agreement, SAVF also agreed to withdraw its previously announced notice of intent to nominate Directors for election at the 2007 Annual Meeting of iPass Stockholders and SAVF and iPass agreed to execute and file a stipulation of dismissal of the books and records action brought by SAVF in the Delaware Court of Chancery.

The foregoing description of the agreement is qualified in its entirety by the complete text of the agreement, which is attached hereto as Exhibit 20 and incorporated herein by this reference.

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.

Pursuant to the terms of iPass’s 2003 Non-Employee Directors Plan, upon appointment to the Board, Messrs. McConnell and Clapman each received options to purchase thirty thousand (30,000) shares of Common Stock and a Restricted Stock Award of ten thousand (10,000) shares of Common Stock. One-third (1/3rd) of the options granted vest twelve (12) months following the date of grant and the remainder vest in twenty-four (24) equal monthly tranches over the succeeding twenty-four (24) months. One-third (1/3rd) of the shares under the Restricted Stock Award vest on each of the first three (3) anniversaries of the date of grant. The Reporting Persons disclaim beneficial ownership of the securities granted to Messrs. McConnell and Clapman as described above.

3. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 20	—	Letter Agreement, dated February 20, 2007, between Shamrock Activist Value Fund, L.P. and its affiliates and iPass Inc.

Exhibit 21	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2007

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Document
Exhibit 20	—	Letter Agreement, dated February 20, 2007, between Shamrock Activist Value Fund, L.P. and its affiliates and iPass Inc.

Exhibit 21	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.